Exhibit 4.4

[Translation]

Master Product Sales Agreement

Execution Date: March 26, 2011

Seller: Ohshin Co., Ltd.

Purchaser: Pepper Food Service Co., Ltd.

Revenue stamp

JPY 4,000

Govt. of Japan

Master Product Sales Agreement

This Agreement is entered into by and between the seller, Ohshin Co., Ltd. (“Seller”), and the purchaser, Pepper Food Service Co., Ltd. (“Purchaser”), under the following terms and conditions to establish the basic matters for the sales contracts for Seller’s goods (the “Goods”) that will be performed on an ongoing basis in the future.

Article 1 (Application of this Agreement)

1.

The terms provided for in this Agreement that relate to individual sales contracts shall apply to all sales contracts that will be executed between Seller and Purchaser during the effective term of this Agreement (“Individual Agreement(s)”), provided that, in an Individual Agreement, Seller and Purchaser shall not be precluded from agreeing on terms that differ from those in this Agreement.

2.

On and after the date of this Agreement, in accordance with the preceding paragraph, this Agreement shall also apply to any currently effective agreements for the sale and purchase of the Goods that were executed between Seller and Purchaser prior to the execution of this Agreement.

Article 2 (Goods to be Sold and Purchased)

The Goods covered by this Agreement shall be the goods that are manufactured and processed or purchased by Seller and sold to Purchaser.

Article 3 (Individual Agreements)

1.

Except as provided in this Agreement, the product name, specifications, quantity, unit price, delivery date, Place of Delivery, payment due date, payment method, and any other terms required for the sale and purchase of the Goods that Seller will be selling to Purchaser shall be established in an Individual Agreement that will be executed between Seller and Purchaser each time there is a sale and purchase of the Goods.

2.

An Individual Agreement will be formed through an exchange of an order form submitted by Purchaser and an order confirmation submitted by Seller, provided that Seller and Purchaser may agree to use a method that is simple and fast.

Article 4 (Delivery of the Goods)

1.

Seller shall, at its own cost, deliver the Goods to the place designated by Purchaser (the “Place of Delivery”) or any store throughout the country that is separately designated by Purchaser (the “Store”) on the delivery date set forth in the Individual Agreement, provided that if the price of the goods in a single delivery from Seller to Purchaser is less than JPY 30,000, Seller may separately charge freight.

2.	If Seller does not deliver the Goods to the Place of Delivery or the Store on the prescribed delivery date, Purchaser may terminate the relevant Individual Agreement.

Article 5 (Transfer of Title)

Title to the Goods will transfer from Seller to Purchaser upon the delivery of the Goods to the Store.

Article 6 (Risk of Loss)

Seller shall be liable for any loss, breakage, deterioration, decrease in volume, or any other damages regarding the Goods that occur prior to the delivery of the Goods except in cases where Purchaser is at fault, and Purchaser shall be liable for any such damages that occur after the delivery of the Goods except in cases where Seller is at fault.

Article 7 (Quality Assurance)

1.	Seller makes the following warranties regarding the delivered Goods:

(1)

The ingredients, quality, specifications, features, labels, and all other matters regarding the delivered Goods are not in violation of the applicable laws and regulations, municipal ordinances, and quality standards established by Purchaser.

(2)	The Goods are free of defects as defined in the Products Liability Act. Improper instructions, warning messages, and the like will be considered defects in the Goods.

(3)

The Goods do not infringe the rights of third parties regarding intellectual property rights (patent rights, utility model rights, design rights, trademark rights, copyrights, know-how) and the like. In addition, the Goods were not manufactured or sold through unfair competition as defined in the Unfair Competition Prevention Act.

(4)

Following the delivery of the Goods, the quality and the like will be maintained for the period agreed between Seller and Purchaser or a reasonable period that is determined based on the business practices for the Goods.

2.

If Seller breaches any warranty under the preceding paragraph or finds out that there is risk of such breach regarding the Goods delivered to Purchaser, Seller shall immediately notify Purchaser. Even in cases where Seller finds out about a complaint made by a consumer or the like through any business partner other than Purchaser with regard to the Goods delivered to Purchaser or similar Goods, Seller shall immediately notify Purchaser.

3.

At Purchaser’s request, Seller shall outsource the inspection and the like of the items that fall under paragraph 1, item (1) to an inspection body approved by Purchaser and shall promptly submit the inspection results to Purchaser. If necessary, Seller may request Purchaser for an introduction to an inspection body. Unless otherwise agreed between Seller and Purchaser, the costs required to perform the inspection requested by Purchaser shall be borne by Seller.

4.

For the purpose of checking on the manufacturing and processing or management of the Goods or inspecting the quality of the Goods, Purchaser or its designee may enter the factories and storage locations of Seller or Seller’s affiliate during Seller’s normal business hours by notifying Seller in advance.

5.	If necessary, Purchaser may request Seller to improve the quality of the Goods and the quality control and sanitation management when manufacturing, processing, storing, or transporting the Goods.

6.

If it becomes clear that Seller is in breach of paragraph 1 of this Article based on an inspection by Purchaser or a complaint or the like from the competent authorities and third parties, Seller shall fully handle and resolve such situation at its own cost in accordance with Purchaser’s instructions and hold Purchaser harmless from any damages. If there is a need to recall the Goods, Seller shall handle such recall at its own responsibility and cost.

7.	In the case of the preceding paragraph, Purchaser shall not be precluded from making a claim for damages against Seller.

Article 8 (Liability for Defects)

1.

Even if it is after the delivery of the Goods, if Purchaser discovers a defect in the delivered Goods, Purchaser shall notify Seller to that effect without delay and may make a claim for the termination of the Individual Agreement, a reduction of the purchase price, or a compensation of damages, except in cases where a defect is discovered in the delivered Goods after the best-before date has passed.

2.

If Seller breaches this Agreement or an Individual Agreement due to contamination, poor quality of the Goods, or the like, and thereby causes Purchaser to incur damages, Seller shall immediately compensate Purchaser for all such damages.

3.

In the case of paragraph 1 and the preceding paragraph, Purchaser may, if necessary, suspend its payment of the purchase price of the Goods to Seller to the extent necessary to exercise Purchaser’s right set forth in paragraph 1.

Article 9 (Handling of Complaints)

1.

If there is a complaint or the like from a customer or any other third party regarding the Goods delivered to Purchaser that arose due to the fault of Seller, Seller shall cooperate with Purchaser as necessary.

2.

If a customer or any other third party pursues legal liability against Purchaser regarding the Goods and such legal liability arose due to the fault of Seller, Seller shall be liable for all amount that Purchaser thereby paid to the third party and costs relating to litigation and the like (also including travel expenses, transportation expenses, postage, other administrative costs, and incidental expenses such as attorneys’ fees).

3.

With regard to the Goods that Purchaser sold to customers, if Purchaser receives a return or a claim for damages from a customer on the grounds that there was a latent defect in the Goods, Purchaser shall notify Seller to that effect without delay, and if it is clear based on reasonable evidence that such defect exists and such defect was due to the fault of Seller, Purchaser may make a claim against Seller that is provided for in paragraph 1 of the preceding Article.

4.

In the case of paragraph 2 or the preceding paragraph, Purchaser may suspend its payment of the purchase price of the Goods to Seller to the extent necessary to exercise Purchaser’s right set forth in paragraph 2 or the preceding paragraph.

5.

To prevent complaints and the like from arising, if Seller or Purchaser discovers facts that may result in such complaints (whether or not they relate to the Goods), it shall immediately notify the other party, and the parties shall mutually discuss and handle the situation.

Article 10 (Insurance)

Seller and Purchaser shall each take measures so that it is prepared to pay damages for accidents caused by the Goods delivered from Seller to Purchaser, such as executing a product liability insurance contract that names each party as the insured.

Article 11 (Payment Method of the Purchase Price)

Unless otherwise agreed in an Individual Agreement, the cut-off date for the purchase price of the Goods shall be the last day of the month in which the Goods were delivered and the payment shall be made by the end of the following month, and Purchaser shall make the payment through a transfer of funds to the bank account designated by Seller, provided that if this date falls on a bank holiday or Purchaser’s holiday, the payment shall be made on the following day. The transfer fee shall be borne by Seller.

Article 12 (Assignment of Claims)

Seller and Purchaser shall not assign or pledge the claims that they have against Purchaser to a third party without the written consent of the other party.

Article 13 (Setoff)

1.

If Seller has any obligations to Purchaser, even if the claims under this Agreement have not yet become due for payment, Seller may set off the claims under this Agreement against an equal amount of Seller’s obligations to Purchaser.

2.

If Purchaser has any claims against Seller, even if such claims have not yet become due for payment, Purchaser may set off such claims against an equal amount of its obligations to Seller under this Agreement.

Article 14 (Returns)

1.	Purchaser shall not return the Goods to Seller except in any of the following cases:

(1)	The delivered Goods are dirty, broken, deteriorated, or otherwise defective due to the fault of Seller or due to a cause that occurred prior to the delivery.

(2)	The delivered Goods differ from the Goods that were ordered, or the quantity delivered exceeds or falls short of the quantity ordered.

(3)	The Goods are delivered after the delivery due date.

(4)	Purchaser has entered into a special agreement with regard to the loss that Seller would normally incur due to a return of goods.

(5)	In a case where receiving a return of goods would be beneficial to Seller, a return is made at the request of Seller.

2.	If Purchaser will be returning the Goods under the preceding paragraph, it shall promptly notify Seller to that effect in writing.

3.

Upon receiving a notice of a return under the preceding paragraph, Seller shall request Purchaser to claim, send back, or discard the relevant Goods. If Seller fails to take such action within seven (7) days after receiving the notice, Purchaser may discard such Goods.

4.	Unless there is a special agreement, Seller shall be liable for the costs required to return goods when a return will be made under paragraph 1.

Article 15 (Duty of Confidentiality)

When performing this Agreement and the Individual Agreements, Seller and Purchaser shall not divulge to others the content of such agreements or any confidential business information obtained from each other in the course of the transactions, and the foregoing shall also apply after the termination of agreement.

Article 16 (Exclusion of Liability Due to Force Majeure)

If there is a delay or failure to perform all or any portion of an agreement due to a natural disaster, amendment, repeal, or enactment of a law or regulation, exercise of public authority, transportation accident, or any other event of force majeure, Seller shall immediately notify Purchaser to that effect, and Seller shall thereby be relieved from liability and any portion of this Agreement that becomes impossible to perform shall cease to be effective. The foregoing shall also apply in cases where an event listed above occurs with respect to Purchaser. However, the foregoing shall not apply to the performance of monetary payment obligations arising under this Agreement and the Individual Agreements.

Article 17 (Termination of Agreement)

1.	If Seller or Purchaser gives three (3) months’ advance notice to terminate this Agreement, it may terminate this Agreement upon mutual discussion.

2.	If any of the items below applies to the other party, Seller or Purchaser’s obligations shall become immediately due and payable and this Agreement may terminate the Individual Agreements:

(1)	The other party breaches this Agreement and fails to cure such breach even after seven (7) days have passed from the date on which a written demand to cure was made.

(2)

The other party is subjected to an attachment, provisional attachment, provisional disposition, disposition by public sale, order for the collection of delinquent taxes, or any other equivalent order, receives a petition for debt settlement, commencement of corporate reorganization proceedings, bankruptcy or public auction, or files a petition for the commencement of debt settlement, civil rehabilitation, or corporate reorganization proceedings, or a petition for bankruptcy.

(3)	The other party receives a suspension of business or an order for the cancellation of its business license or business registration from the regulatory authorities.

(4)	The other party passes a resolution to discontinue or modify its business or to dissolve.

(5)	A note or check that is drawn or accepted by the other party is dishonored.

(6)	The other party’s financial condition has deteriorated or there are reasonable grounds to find that there is risk of such deterioration.

3.

If this Agreement is terminated under the preceding paragraph, Seller and Purchaser shall immediately pay the entire amount of their obligations to the other party under this Agreement or the Individual Agreements.

Article 18 (Change in Circumstances)

If complying with the terms of this Agreement is determined to be extremely unreasonable due to a sudden fluctuation in prices or any other change in circumstances, each party may request a modification of the terms of this Agreement, provided that if the other party does not comply with such request or if modifying the terms of this Agreement will prevent the purpose of this Agreement from being achieved, the party may terminate this Agreement. The foregoing shall also apply to Individual Agreements.

Article 19 (Damages)

1.	If the other party breaches this Agreement or there is a delay in its performance, Seller or Purchaser may make a claim for damages.

2.	Notwithstanding the preceding paragraph, if Purchaser is late in paying the purchase price of the Goods to Seller, Purchaser shall pay a late payment charge at a rate of 14.5% per annum.

Article 20 (Jurisdiction)

Lawsuits regarding the rights and obligations arising under this Agreement and the Individual Agreements shall be subject to the jurisdiction of the Tokyo District Court in the first instance.

Article 21 (Effective Term)

The effective term of this Agreement shall be a period of one (1) year from March 26, 2011, provided that if neither party requests a modification or termination in writing at least one (1) month prior to the expiration of term, this Agreement will be automatically extended for a period of one (1) year under the same terms and conditions, and the same shall apply thereafter.

Article 22 (Responsibility for Stamp Duty)

The cost of the revenue stamp that will be affixed on this Agreement shall be borne by Seller and Purchaser in equal proportion.

Article 23 (Individual Agreements Upon Termination of this Agreement)

The Individual Agreements that exist at the time of the termination of this Agreement shall be subject to this Agreement.

Article 24 (Matters Not Provided for in this Agreement)

If there is any matter that is not provided for in this Agreement or any question regarding the interpretation of this Agreement, Seller and Purchaser shall discuss and separately agree on such matter.

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement in duplicate by placing their respective names and seals hereon, and each party shall retain one copy.

March 26, 2011

SELLER:	Tsuyoshi Fujita	[seal]
President & Representative Director
Ohshin Co., Ltd. 2-5-25 Kawada
Higashiosaka-shi, Osaka

PURCHASER:	Kunio Ichinose	[seal]
Representative Director
Pepper Food Service Co., Ltd. 3-3-2 Azumabashi
Sumida-ku, Tokyo 130-0001